Exhibit 99.9

NICE Situator to be Integrated at Denver International Airport as
Situation Management Platform to Enhance Security and Safety

The Situator implementation will help DIA better manage its critical security systems and enhance responses to emergencies and other events

Ra’anana, Israel, April 30, 2013 – NICE Systems (NASDAQ: NICE) today announced that NICE Situator, NICE’s global market-leading situation management solution, will be used at Denver International Airport (DIA) to enhance security and safety. Situator will form the backbone of DIA’s Integrated Airport Management System, enabling DIA to more effectively and efficiently respond to, mitigate, resolve, and recover from security incidents, emergencies and other events.

SAIC (Science Applications International Corporation, NYSE:SAI), the system integrator for the project, will direct the design, development, and implementation of the solution, with the first phase expected to be completed in late 2013.

Denver International Airport is the fifth-busiest in the United States, serving more than 50 million passengers annually, and the largest airport site in North America. The airport must be prepared to handle a large volume and variety of security and emergency situations. The Situator implementation will focus on management of the airport’s critical security systems. The integration of video surveillance, GIS mapping software, and access control will help the airport improve situational awareness, while Situator’s automated, adaptive response plans will enhance the handling of security-related events.

“We are proud to have been chosen by SAIC to help Denver International Airport fulfill its vision for airport management, which centers around the enhancement of security and safety,” said Yaron Tchwella, President of the NICE Security Group. “Our extensive airport domain expertise has led to proven results across other U.S. cities and airports around the globe. We look forward to working with SAIC on this important project in order to help DIA take its airport management to the next level.”

“SAIC is pleased to be working with NICE to provide Denver International Airport a highly capable and robust, mission-oriented situation management platform. This will lay the foundation for an Integrated Airport Management System that will serve the airport’s needs for years to come,” said SAIC Project Manager Mark Denari.

NICE’s Security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and governments to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. NICE Security solutions are used by thousands of customers worldwide, including transportation systems, critical infrastructure, city centers, banks, enterprises and government agencies.

About Denver International Airport
Denver International Airport (DIA) is the 11th-busiest airport in the world and the fifth-busiest airport in the United States. With more than 50 million passengers traveling through the airport each year, DIA is one of the busiest airline hubs in the world’s largest aviation market. DIA is the primary economic engine for the state of Colorado, generating more than $22 billion for the region annually. www.flydenver.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Tchwella, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.